SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 15)

Howmet Aerospace Inc. (formerly known as Arconic Inc.)
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

443201108
(CUSIP Number)

Elliott Investment Management L.P. 40 West 57th Street New York, NY 10019 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443201108	Schedule 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,565,658
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,565,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,565,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 443201108	Schedule 13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 15 to the Schedule 13D ("Amendment No. 15"). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This statement relates to the shares of Common Stock, $1.00 par value (the "Common Stock"), of Howmet Aerospace Inc. (formerly known as Arconic Inc.) (the "Issuer"). The Issuer's principal executive office is located at 201 Isabella Street, Suite 200, Pittsburgh, Pennsylvania 15212-5872.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person reduced the economic exposure of the Elliott Funds for year-end tax-planning and portfolio management purposes. The Reporting Person intends for the Elliott Funds to remain significant shareholders of the Issuer and Dave Miller remains on the Board. The Reporting Person continues to have great confidence in the Issuer's leadership, operational trajectory and strategic direction.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Elliott Funds have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 9,110,615 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 2.1% of the shares of Common Stock of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Person disclaims beneficial ownership in the Subject Shares.

CUSIP No. 443201108	Schedule 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 2, 2020

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President